SONIC SOLUTIONS© | THE LEADER IN DIGITAL MEDIA SOFTWARE

VIA OVERNIGHT COURIER AND EDGAR

April 9, 2008

Mark Kronforst
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE,
Room 4561
Washington, DC 20549

Re:	Sonic Solutions
Form 10-K for Fiscal Year Ended March 31, 2007, Filed February 26, 2008
File No. 000-23190

Dear Mr. Kronforst:

Sonic Solutions (the “Company”) submits this letter in response to the comments contained in the March 26, 2008 letter (the “Comment Letter”), which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) sent to the undersigned with respect to the above-referenced filing (the “2007 Form 10-K”).

We have addressed in this letter each of the Staff’s comments in the Comment Letter. We have noted the Staff’s comments below in bold face type and the responses in regular type.

Form 10-K for the Fiscal Year Ended March 31, 2007

Financial Statements

Note 2 - Restatement of Consolidated Financial Statements and Change in Accounting Policy

Stock Options Accounting, page 94

1. It appears that you have not included all of the information described by the sixth, eighth and ninth bullet points in the January 2007 letter from the Chief Accountant of the Division of Corporation Finance. Specifically, we were unable to locate line-by-line reconciliations for the 2003 and 2004 selected financial data or the information required by paragraph 45.c.2 of SFAS 123 for the years preceding fiscal 2005. Although you have provided disclosure regarding the nature of each option error, we were unable to find the amounts associated with each material type of error that is included in the cumulative adjustment. If you agree that these disclosures were omitted, please tell us why you believe it was appropriate to omit such disclosures. If you disagree, please direct us to these disclosures.

HEADQUARTERS
101 Rowland Way, Novato, CA 94945 | Tel: 415.893.8000 | Fax: 415.893.8008 | www.sonic.com

Mr. Mark Kronforst
Accounting Branch Chief
U.S. Securities and Exchange Commission
April 9, 2008

In response to the Staff’s comment, we respectfully submit as follows:

A.	Line-by-line Reconciliations for the 2003 and 2004 Selected Financial Data.

We direct the Staff’s attention to the “Consolidated Statements of Operations Data” table on pages 45-46 of the 2007 Form 10-K. More particularly, footnote 2 to that table contains a line-by-line breakout of the share-based compensation amounts attributable to the stock options restatement, as such amounts impact operating expense. The Company acknowledges that, for ease of presentation and to simplify the complex and extensive disclosures being made, the information is presented in a footnote rather than as a reconciling item, but submits that the information disclosed provides the reader with the information necessary to readily compute and reconcile the restated amounts to the previously-reported amounts.

B.	Information Required by Paragraph 45.c.2 of SFAS 123 for the Years Preceding Fiscal 2005.

We direct the Staff’s attention to the “Income Statement Impact” table on page 105 of the 2007 Form 10-K. For specified years, including fiscal years 2003 and 2004, this table presents the share-based compensation cost, net of related tax effects, included in restated net income. As reflected in this table, share-based compensation cost was $4,412,000 for fiscal year 2003 and $9,533,000 for fiscal year 2004.

C.	Amounts Associated with Each Material Type of Error.

We respectfully submit that the Company concluded that a single material type of error - the failure to maintain adequate contemporaneous documentation - was principally responsible for its options restatement. To the extent that other problems occurred, they were isolated, infrequent and relatively small in magnitude.1  The Company did not consider these other problems to be material types of error, and did not break out these other errors separately, as it felt that to do so would have given undue emphasis to relatively minor issues, detracting from the overall conclusion that the Company’s failure to maintain adequate contemporaneous grant documentation was the driving force behind the options restatement.

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1 As disclosed on page 3 of the 2007 Form 10-K: “The review also identified less frequent errors in other categories including: grants to non-employees for which an incorrect amount of share-based compensation expense had been recognized, grants cancelled after the expiration date, and exercises occurring before vesting and after expiration. These errors were also addressed and reflected in the restatement of our historical financial statements.” In the aggregate, these other errors accounted for only about $1.5 million (or less than 5%) of the additional share-based compensation associated with the restatement.

Mr. Mark Kronforst
Accounting Branch Chief
U.S. Securities and Exchange Commission
April 9, 2008

The Company further notes that, in its narrative descriptions of the options review in the 2007 Form 10-K, it provided information regarding how this single type of error manifested itself for various categories of recipient (e.g., directors, officers, founders, other employees), as well as in particular contexts (e.g., salary reduction grants, acquisition-related grants, hiring grants). However, the purpose of these narrative disclosures was to provide as much transparency to the public as possible regarding the results of its failure to maintain accurate documentation, rather than to signal that there were other types of error or differing causes for the options restatement.

Change in Accounting Policy, page 103

2.
We note that your policy change resulted in retroactive adjustments to the timing of royalty revenue recognition. Describe for us, in detail, how and when each revenue recognition criterion was met for typical royalty transactions under your former policy. Similarly, describe how and when those criteria were met for those same transactions under the new policy.

In response to the Staff’s comment, we respectfully submit as follows:

A.	Description of Change in Policy.

As described in the 2007 Form 10-K, the Company recently changed its revenue recognition policy with respect to certain royalties. Specifically, the Company has changed its practices with respect to holding its books open after the end of a quarter in anticipation of receiving royalty reports from original equipment manufacturer (“OEM”) customers as to their fee-generating activities during such quarter.

Under its prior policy, the Company would hold its books open until approximately the 20th day (or later) of the month following each quarter end, as it awaited receipt of OEM royalty reports detailing royalties based on activities during the quarter in question. The Company would recognize these royalties on a sell-through basis (see discussion under “Revenue Recognition Framework,” below). Under the new policy, the Company generally includes only those royalty reports that are scheduled to be received, and that actually are received, prior to the end of the quarter. In all other respects, the new policy is consistent with the former policy.

B.	Revenue Recognition Framework.

Under both the former policy and the new policy, the Company recognizes revenue in accordance with American Institute of Certified Accountants (“AICPA”) Statement of Position 97-2, Software Revenue Recognition (as amended, “SOP 97-2”). Because the affected arrangements do not typically require significant production, modification, or customization of software, the Company recognizes revenue when it has met the criteria set forth in Paragraph 8 of SOP 97-2: (a) persuasive evidence of an arrangement exists, (b) delivery has occurred or services have been rendered, (c) the arrangement fees are fixed or determinable, and (d) collection is considered probable.

Mr. Mark Kronforst
Accounting Branch Chief
U.S. Securities and Exchange Commission
April 9, 2008

In essence, the Company applies, and has applied, the applicable SOP 97-2 criteria to recognize royalties on a sell-through basis consistently under both the former policy and the new policy. More particularly, under both the former policy and the new policy: (a) a written agreement signed by the Company and its customer typically evidences the arrangement; (b) consistent with paragraph 21 of SOP 97-2, the Company considers delivery to have occurred when it has evidence that copies of the software have been distributed by the customer; (c) in the absence of an ability to make reliable estimates (see discussion under “Reliability of Estimates,” below) and assuming that the payment terms are not extended, the Company considers fees to be fixed or determinable when it receives a royalty report from the customer reflecting the number of copies distributed during the applicable period; and (d) assuming that the customer has an acceptable payment history or credit background, the Company considers collection to be probable at the time it receives the royalty report.

C.	Considerations in Changing and Applying Policy.

The Company determined that this voluntary change in accounting principle was “preferable” as contemplated by Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections. After considering the facts and circumstances, the Company concluded that the change would be preferable because it would (a) improve the Company’s financial reporting by enhancing period-to-period consistency, and (b) reduce the length of the Company’s “close” processes, reducing the risk of missing timely reporting requirements.

1.  Consistency of Reporting.

Under the former policy, the Company effectively had different royalty report cut-off deadlines for different customers. For example, one major customer might provide its royalty report by the 20th day after the end of the quarter and, because the Company had not yet closed its books, this revenue would be included in the Company’s financial results for the quarter. On the other hand, another customer might provide a royalty report for the same period 10 days later, after the Company had closed its books, and therefore be excluded from the Company’s quarterly financial results. Under the new policy, the Company generally draws the same cut-off for all royalty reports - the final date of the quarter - thereby enhancing the consistency and objectivity of its reporting practices.

Mr. Mark Kronforst
Accounting Branch Chief
U.S. Securities and Exchange Commission
April 9, 2008

2.  Timeliness of Reporting.

In recent years, filing deadlines for accelerated filers such as the Company have been tightened, while the complexity of accounting rules and reporting requirements have increased the level of effort required to close reporting periods. Taken in combination with the former revenue recognition policy, these shorter timeframes and increased complexity have contributed to the Company’s needing to use automatic filing exceptions on three occasions (not including the recent delays due to the Company’s stock option review). Under the former revenue recognition approach, many of the Company’s close procedures could not start until at least 20 days after the end of the period, leaving limited time for recording all transactions, analyzing results, completing audit/review procedures, and preparing financial reports. The Company concluded that, by moving to the new policy and removing this post-quarter delay, it would be materially assisted in meeting applicable reporting and filing deadlines.

3.  Reliability of Estimates.

In reviewing its revenue recognition practices and evaluating the change in policies described above, the Company considered its ability to reliably estimate royalties earned prior to the receipt of the actual customer royalty report. Without limitation, the Company considered the guidance in AICPA Technical Practice Aid 5100.76 (“TPA 5100.76”), which, in addressing the analogous concept of “usage-based fees,” states:

[the] fee becomes fixed or determinable only at the time actual usage occurs. Therefore, revenue should be recognized at the time a reliable estimate can be made of the actual usage that has occurred, provided collectibility is probable.2

In the Company’s case, OEM royalties can be highly volatile, and the ongoing information the Company receives from its customers is typically insufficient to provide reliable insight into changing circumstances that can impact the Company’s royalties. Generally speaking, the Company’s OEM customers enjoy significant relative bargaining power and do not regularly disclose sensitive business plan information to the Company. As a consequence, major OEM initiatives are typically guarded closely by the customer, and the Company often is not aware in advance of important factors that can significantly affect its royalty payments. In fact, not infrequently the Company learns about these matters only after having received royalty reports and inquiring of the customer regarding fluctuations in amounts payable.

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2 In considering TPA 5100.76, the Company took into account the view expressed in Section 2.051 of KPMG’s Software Revenue Recognition - An Analysis of SOP 97-2 and Related Guidance, Second Edition, which analyzes TPA 5100.76 and states: “We believe it is only appropriate to estimate usage-based fees in situations where the customer’s variability in usage is minimal or the vendor is able to estimate usage-based fees through other means (e.g., the software vendor receives reliable usage estimates from the customer throughout the quarter or the software enables the vendor to quantify the customer’s usage on a real-time basis).”

Mr. Mark Kronforst
Accounting Branch Chief
U.S. Securities and Exchange Commission
April 9, 2008

Accordingly, based on the facts and circumstances, the Company has determined that it cannot reliably estimate its OEM revenues and thereby recognize royalties prior to receiving royalty reports.3  That said, in the event that the Company does receive a preliminary royalty report directly from the OEM customer prior to the end of the quarter, and to the extent the Company considers such preliminary royalty report reliable, it will record the related revenue based on the preliminary report.

D.	Summary.

In sum, the Company considers both the former policy and the new policy to be allowable alternatives under generally accepted accounting principles, and it has applied the applicable revenue recognition criteria consistently under each approach to recognize royalties on a sell-through basis. The only difference is that the new policy generally imposes a more uniform cut-off date for royalty reports and is preferable for the reasons described above.

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3 In performing its analysis, the Company considered comparable analyses by other software vendors. See, e.g., QUALCOMM Incorporated Form 10-K for fiscal year ended September 24, 2006, filed on November 2, 2006 (http://www.sec.gov/Archives/edgar/data/804328/000093639206000996/a24679e10vk.htm), at 49:

The Company’s licensees, however, do not report and pay royalties owed for sales in any given quarter until after the conclusion of that quarter, and, in some instances, although royalties are reported quarterly, payment is on a semi-annual basis. During the periods preceding the fourth quarter of fiscal 2004, the Company estimated and recorded the royalty revenues earned for sales by certain licensees (the Estimated Licensees) in the quarter in which such sales occurred, but only when reasonable estimates of such amounts could be made.

Starting in the fourth quarter of fiscal 2004, the Company determined that, due to escalating and changing business trends, the Company no longer had the ability to reliably estimate royalty revenues from the Estimated Licensees. These escalating and changing trends included the commercial launches and global expansion of WCDMA networks, changes in market share among licensees due to increased global competition and increased variability in the integrated circuit and finished product inventories of licensees. Starting in the fourth quarter of fiscal 2004, the Company began recognizing royalty revenues for a quarter solely based on royalties reported by licensees during such quarter. The change in the timing of recognizing royalty revenue was made prospectively and had the initial one-time effect of reducing royalty revenues recorded in the fourth quarter of fiscal 2004.

Mr. Mark Kronforst
Accounting Branch Chief
U.S. Securities and Exchange Commission
April 9, 2008

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The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the 2007 Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2007 Form 10-K; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate in advance your time and attention to our filings as well as to our responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at 415-893-7080.

Very truly yours,

Sonic Solutions

/s/ Paul Norris
Paul Norris
Executive Vice President, Interim Chief
Financial Officer and General Counsel